U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated March 23, 2005

WORLD GAMING PLC
(Exact Name as Specified in its Charter)

       N/A
(Translation of Registrant’s Name)

Jasmine Court
Friars Hill Road
St. Johns, Antigua
 (Address of principal executive offices) (Zip code)

                Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        X                             Form 40-F

                Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                        No        X

                If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached as exhibits hereto are documents relating to the Registrant’s recently restructured relationship with Sportingbet PLC. In advance of the Registrant’s 2004 Annual General Meeting held on October 12, 2004, the Registrant directed its shareholders to the Registrant’s corporate website where it made the documents available for review. For more information, please refer to the Registrant’s Reports on Forms 6-K dated October 22, 2004 and August 9, 2004.

Exhibit	Description of Exhibit
99.1 99.2 99.3
Framework Agreement between World Gaming plc and
Sportingbet PLC

Amendment to Framework Agreement between World Gaming plc
and Sportingbet PLC

Limited Partnership Agreement among Internet Opportunity
Entertainment Limited, Starnet Systems International Inc.,
Gwladys Street Limited and Bullen Road, LP.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2005

WORLD GAMING PLC By: /s/ David James Naismith Name: David James Naismith Title: CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1 99.2 99.3
Framework Agreement between World Gaming plc and
Sportingbet PLC

Amendment to Framework Agreement between World Gaming plc
and Sportingbet PLC

Limited Partnership Agreement among Internet Opportunity
Entertainment Limited, Starnet Systems International Inc.,
Gwladys Street Limited and Bullen Road, LP.